UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 30, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

On September 28, 2015, NewLead Holdings Ltd. (the “Company”) announced that the Company did not complete the acquisition of the Marrowbone mine which the Company originally expected to finalize during the third quarter of 2013, as it had previously announced.

Under the terms of the Letter of Intent, as extended and as assigned to Mine Investment, LLC (“Mine Investment”), an affiliate of the Company, on September 13, 2013, dated as of May 10, 2013 (the “Letter of Intent”), by and between Marrowbone Energy Resources, Inc. (the “Seller”) and Pallas Holdings, LLC (“Pallas”), the Company intended to acquire all of the issued and outstanding membership units, or all of the assets, of Seller (or one or more of its affiliates) in order to acquire certain coal mining interests held by the Seller for a purchase price equal to $500,000. The Letter of Intent was extended by three extensions dated as of July 3, 2013, by and between the Seller and Pallas, (the “July Extension”), August 22, 2013, by and between the Seller and Pallas, (the “August Extension”) and December 30, 2013, by and between the Seller and Pallas, on behalf of Mine Investment, (the “December Extension”), respectively, and was assigned by Pallas to Mine Investment, an affiliate of the Company, on September 13, 2013 pursuant to an Assignment and Assumption Agreement (the “Assignment Agreement”).

The Company did not complete the aforementioned acquisition, due to a number of factors, including a failure of the parties to reach acceptable definitive terms for such acquisition, the collapse of coal prices, as well as adverse coal market conditions especially with regard to the export and transportation of coal that continues today.

Copies of the Letter of Intent, the July Extension, the August Extension, the December Extension, the Assignment Agreement and the press release are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit

No.	Exhibit

99.1	Letter of Intent, dated as of May 10, 2013, by and between Marrowbone Energy Resources, Inc. and Pallas Holdings, LLC.

99.2	Letter of Intent Extension, dated as of July 3, 2013, by and between Marrowbone Energy Resources, Inc. and Pallas Holdings, LLC.

99.3	Letter of Intent Extension, dated as of August 22, 2013, by and between Marrowbone Energy Resources, Inc. and Pallas Holdings, LLC.

99.4	Letter of Intent Extension, dated as of December 30, 2013, by and between Marrowbone Energy Resources, Inc. and Pallas Holdings, LLC.

99.5	Assignment and Assumption Agreement, dated as of September 13, 2013, by and between Mine Investment, LLC and Pallas Holdings, LLC.

99.6	Press Release dated as of September 28, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer